Mail Stop 3561

January 8, 2010

Kathleen Mason
Chief Executive Officer and President
Tuesday Morning Corporation
6250 LBJ Freeway
Dallas, Texas 75240

        Re: Tuesday Morning Corporation
                Definitive Proxy Statement on Schedule 14A
                Filed October 6, 2009
                File No. 000-19658

Dear Ms. Mason:

        We have reviewed your filing and have the following comments. You should
comply with the comments in all future filings, as applicable. Please confirm in writing
that you will do so and also explain to us in sufficient detail for an understanding of the
disclosure how you intend to comply by providing us with your proposed revisions. If
you disagree, we will consider your explanation as to why our comments are inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 11

Compensation Discussion and Analysis, page 11

Determination of Compensation for Fiscal 2009, page 14

Long-Term Equity Incentive Award Grants in Fiscal 2009, page 15

1.   Under this heading you disclose that the "number of shares granted to each named executive officer was based on the total compensation opportunity of the named executive officer compared to that of executive officers in comparable positions at similarly situated public companies and the total compensation opportunity of each named executive officer in relation to the other named executive officers, as well as the long-term incentive compensation offered as part of the total compensation opportunity" and that the "options and shares of restricted stock were granted for the purpose of attracting an retaining the named executive officers by offering compensation opportunities that are competitive with those offered by similarly-situated public companies in the specialty retail industry…." Based on these and similar disclosure in your proxy statement, it appears that you engage in benchmarking. If so, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv).

Compensation Committee Interlocks and Insider Participation, page 10

2.   Please revise your disclosure under this heading to provide the disclosure required by Item 407(e)(4) of Regulation S-K. In this regard, we note that you disclose under this heading that "[n]one of [your] executive officers served as a member of the Compensation Committee or similar committee or as a member of the board of directors of any other entity of which an executive officer served on the compensation committee or board of directors of that company." Please revise to clarify that none of your executive officers served as a member of the Compensation Committee or similar committee or as a member of the board of directors of any other entity one of whose executive officers served on your compensation committee or as a member of your board of directors.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director